Exhibit 99.3

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2013

FOR IMMEDIATE RELEASE, August 8, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “COMPANY”) is pleased to announce its results for the second quarter ended June 30, 2013. All figures are in Canadian dollars unless otherwise stated.

	Three months ended June 30			Six months ended June 30
	2013	2012	% change	2013	2012	% change
Financial
(millions, except per share amounts)

Gross revenues (1)	$745	$774	(4)	$1,449	$1,644	(12)
Funds flow (2)	278	272	2	545	609	(11)
Basic per share (2)	0.57	0.57	—	1.13	1.29	(12)
Diluted per share (2)	0.57	0.57	—	1.13	1.29	(12)
Net income (loss)	(40)	235	(100)	(137)	294	(100)
Basic per share	(0.08)	0.50	(100)	(0.28)	0.62	(100)
Diluted per share	(0.08)	0.50	(100)	(0.28)	0.62	(100)
Exploration and development capital (3)	112	329	(66)	539	989	(46)
Debt at period-end	$3,125	$3,691	(15)	$3,125	$3,691	(15)

Dividends
(millions)
Dividends paid (4)	$130	$128	2	$259	$255	2
DRIP	(26)	(29)	(10)	(54)	(56)	(4)

Dividends paid in cash	$104	$99	5	$205	$199	3

Operations

Daily production (average)
Light oil and NGL (bbls/d)	72,493	87,536	(17)	72,708	88,282	(18)
Heavy oil (bbls/d)	15,653	17,222	(9)	15,987	17,696	(10)
Natural gas (mmcf/d)	312	351	(11)	316	356	(11)

Total production (boe/d) (5)	140,083	163,181	(14)	141,436	165,301	(14)

Average sales price
Light oil and NGL (per bbl)	$82.65	$75.20	10	$81.44	$79.72	2
Heavy oil (per bbl)	67.10	61.36	9	58.81	67.17	(12)
Natural gas (per mcf)	$3.70	$1.98	87	$3.44	$2.14	61

Netback per boe
Sales price	$58.49	$51.06	15	$56.20	$54.37	3
Risk management gain (loss)	(0.07)	0.29	(100)	0.26	(0.49)	100

Net sales price	58.42	51.35	14	56.46	53.88	5
Royalties	(10.32)	(9.84)	5	(9.81)	(10.22)	(4)
Operating expenses	(16.83)	(17.16)	(2)	(16.86)	(17.55)	(4)
Transportation	(0.59)	(0.51)	16	(0.59)	(0.50)	18

Netback (2)	$30.68	$23.84	29	$29.20	$25.61	14

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(3)	Includes capital carried by partners.
(4)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 1

PRESIDENT’S MESSAGE

Dave Roberts, President and Chief Executive Officer, commented, “In the second quarter, Penn West continued to deliver operating results in line with expectations as we focused on reliable and repeatable performance from our asset base. Total production for the quarter averaged 140,083 boe per day with 63 percent being liquids. Funds flow of $278 million for the second quarter of 2013 was higher than the prior year due to narrowing WTI to Edmonton light sweet oil pricing differentials, which more than offset lower production as a result of asset dispositions closed in late 2012. Based on our performance to date, we can reiterate our expected production guidance for the year to deliver an annualized 135,000 to 145,000 boe per day in 2013. Capital expenditures for the year are expected at $900 million.”

“In addition to the strategic review of the Company being progressed by the Special Committee of the Board, we are actively streamlining and focusing our management and operating structure. To date in 2013, the Company has reduced its workforce by over 10 percent of full time equivalents including a realignment of responsibilities and significant reduction of personnel, including at the executive and management level. Further steps to improve our focus, accountability and cost model to allow us to achieve our goal to deliver best in class operating performance and shareholder returns are expected in the present quarter.”

SECOND QUARTER KEY POINTS

•	Total average production of 140,083 boe per day (63 percent liquids).

•	Funds flow up as commodity price gains and cost reductions offset asset sales.

•	Staff reduction target of 10 percent on the year, achieved prior to the end of the quarter.

•	2013 annual average production target re-confirmed between 135,000 and 145,000 boe per day.

•	2013 capital re-confirmed at $900 million.

OPERATIONAL HIGHLIGHTS

Second quarter 2013 production was ahead of plan as we reduced our cycle times from the start of drilling wells to on production. This continued to result in new production coming on-stream ahead of plans and downward trending costs. For the first six months of 2013, average production was 141,436 boe per day, in-line with our expectations and our annual average production guidance. Production for the second quarter of 2013 and year-to-date in 2013 was lower than the corresponding periods of 2012 due to the asset dispositions completed in the fourth quarter of 2012.

During the second quarter of 2013, exploration and development capital expenditures totalled $112 million (2012 – $329 million). Second quarter development activities were focused on completion and tie-in work from our winter drilling program, notably in the Viking and Spearfish plays. For the first six months of 2013, exploration and development capital expenditures totalled $539 million (2012 – $989 million).

We remain on target to meet our capital guidance for 2013. The incremental capital wedge of $300 million previously contemplated by the Company will not be invested in 2013.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 2

FINANCIAL HIGHLIGHTS

Funds flow for the second quarter of 2013 was $278 million ($0.57 per share – basic) and ahead of budget due to stronger crude oil prices and narrower WTI to Edmonton light-oil differentials. This compared to $267 million ($0.55 per share – basic) in the first quarter of 2013 with both quarters including the effect of the late 2012 asset dispositions.

In the second quarter of 2013, we recorded a loss of $40 million ($0.08 per share – basic) primarily due to unrealized foreign exchange losses on our U.S. denominated debt, as a result of the weakening of the Canadian dollar relative to the US dollar.

For the second half of 2013, we currently have 55,000 barrels per day of crude oil production hedged between US$91.55 and US$104.42 per barrel and approximately 175,000 mcf per day of natural gas production hedged at $3.43 per mcf.

For the first six months of 2014, we have 26,000 barrels per day of crude oil production hedged, with 20,000 barrels per day swapped at an average price of US$93.74 per barrel and 6,000 barrels per day collared between US$92.00 and US$98.67 per barrel. Additionally, we have 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 per mcf and $4.17 per mcf.

PLAY UPDATE

Cardium

In the first half of 2013, we completed a selective drilling program in the Cardium focusing on program capital efficiencies and advancement of slick water fracture stimulation techniques. In the Alder Flats area, drilling and completion costs in the first half of 2013 improved by more than 30 percent from 2012. Based upon these results and extensive study by our teams, we are confident that comparable savings can be repeated in the Willesden Green and Lodgepole areas of the Cardium. The Cardium represents an opportunity to create repeatable and sustainable value creative investment programs and we will be reallocating $40 million of capital to the play in the second half of 2013. As a result of this shift, we anticipate drilling 14 additional wells. We expect that a continuous, even flow drilling approach will allow us to further improve our performance in the future.

Viking

The results of our drilling program in early 2013 remain encouraging and we have achieved significant improvements in well performance and cost. Drilling cost and cycle times of our program are competitive with other industry players. Our completion costs in the Viking trend higher than most of our competitors due to our use of nitrogen in our completion technique, however, first year well productivity is more than 25 percent higher than those of our competitors, more than justifying the additional cost. We believe further cost improvements are possible with pad drilling, continued refinement of our completion techniques and continuous improvement in our drilling performance. Based upon our results to date in the first half of 2013, we will reallocate $47 million to this opportunity in the second half with the expectation of drilling and completing 32 new wells. In addition, we are evaluating down spacing in the core of the play for 2014 drilling and are pursuing the implementation of waterflood schemes to increase the recoveries and value from this play.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 3

Spearfish

In the first half of 2013, we allocated significant capital to the Spearfish due to its strong capital efficiencies and the production infrastructure in place. During the second quarter of 2013, activity was concentrated on tie-ins and completions of the winter drilling program and our liquids extraction plant became operational, providing incremental natural gas liquids production.

While there are a significant number of further primary locations to pursue in the play, we are shifting our activities to the assessment of waterflood schemes and other pressure maintenance opportunities to increase recoveries from the current estimate of approximately two percent. Capital previously planned for the Spearfish is being directed to the Cardium and Viking as we continue to study the results of our recent aggressive three-year drilling program.

Carbonates

Our results in the first half of 2013 have met or exceeded our expectations for cost and cycle time reductions as well as production performance. Well costs have declined 30 percent with the 2013 program and, for the remainder of 2013; our focus is on the initiation of a waterflood pilot in the Otter area and preparation of integrated development programs across the Slave Point play for 2014 and beyond.

Secondary Recovery

We remain confident in the potential to increase recoveries and create incremental value from the application of waterflood and other enhanced oil recovery schemes. Significant reservoir simulation work across all of our major plays has been completed with encouraging results. Over the balance of 2013 and into 2014, we will be implementing or expanding waterfloods in the Cardium and Slave Point, and will be evaluating waterflood application to the Viking and Spearfish. As we focus on enhancing value and capital returns by increasing resource recoveries, we expect a higher portion of our future capital programs will include upfront waterflood investments.

DIVIDENDS

On August 7, 2013, our Board of Directors declared a third quarter 2013 dividend of $0.14 per share to be paid on October 15, 2013 to shareholders of record at the close of business on September 30, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 4

DRILLING STATISTICS

	Three months ended June 30				Six months ended June 30
	2013		2012		2013		2012
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	12	1	19	12	156	119	207	163
Natural gas	—	—	—	—	1	1	20	17

	12	1	19	12	157	120	227	180

Stratigraphic and service	—	—	2	1	33	16	52	28

Total	12	1	21	13	190	136	279	208

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

(millions)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Land acquisition and retention	$2	$27	$3	$35
Drilling and completions	70	179	391	676
Facilities and well equipping	65	138	194	337
Geological and geophysical	—	2	9	10
Corporate	2	3	5	11
Capital carried by partners	(27)	(20)	(63)	(80)

Exploration and development capital (1)	112	329	539	989
Property dispositions, net	(29)	(19)	(38)	(341)

Total expenditures	$83	$310	$501	$648

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In the second quarter of 2013, our activities were focused on completions and tie-in work from our winter drilling program in early 2013.

LAND

	As at June 30
	Producing			Non-producing
	2013	2012	% change	2013	2012	% change
Gross acres (000s)	5,244	5,974	(12)	3,011	2,859	5
Net acres (000s)	3,558	4,028	(12)	2,061	2,130	(3)
Average working interest	68%	67%	1	69%	75%	(6)

COMMON SHARE DATA

	Three months ended June 30			Six months ended June 30
(millions of shares)	2013	2012	% change	2013	2012	% change
Weighted average
Basic	484.6	474.3	2	483.2	473.5	2
Diluted	484.6	474.4	2	483.2	473.6	2
Outstanding as at June 30				485.0	474.6	2

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 5

Outlook

This outlook section is included to provide shareholders with information about our expectations as at August 7, 2013 for production and capital expenditures in 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013.

Our 2013 exploration and development capital budget remains unchanged at $900 million. It has been determined not to proceed with the previously announced option to increase our 2013 capital budget by $300 million. Our forecast 2013 average production remains unchanged between 135,000 and 145,000 boe per day.

There have been no changes to our guidance from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted and netback. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash flow from operating activities	$199	$280	$455	$514
Change in non-cash working capital	72	(23)	65	56
Decommissioning expenditures	7	15	25	39

Funds flow	$278	$272	$545	$609

Basic per share	$0.57	$0.57	$1.13	$1.29
Diluted per share	$0.57	$0.57	$1.13	$1.29

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 6

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, “Second Quarter Key Points” and “Outlook”, our 2013 exploration and development capital budget of $900 million, and our forecast 2013 average production of between 135,000 and 145,000 boe per day; under “President’s Message”, our intention to progress a strategic review of the Company, our intention to actively streamline and focus our management and operating structure, and our belief that further steps to improve our focus, accountability and cost model to allow us to achieve our goal to deliver best in class operating performance and shareholder returns are expected in the present quarter; under “Play Update – Cardium”, our belief that savings comparable to those achieved at Alder Flats can be repeated in the Willesden Green and Lodgepole areas, our belief that the Cardium represents an opportunity to create repeatable and sustainable value creative investment programs, our intention to reallocate $40 million of capital to the play in the second half of 2013 and drill 14 additional wells, and our expectation that a continuous, even flow drilling approach will allow us to further improve our performance in the future; under “Play Update – Viking”, our belief that further cost improvements are possible with pad drilling, continued refinement of our completion techniques and continuous improvement in our drilling performance, our intention to reallocate $47 million to this play in the second half with the expectation of drilling and completing 32 new wells, and our intention to evaluate down spacing in the core of the play for 2014 drilling and pursue the implementation of waterflood schemes to increase the recoveries and value from this play; under “Play Update – Spearfish”, our belief that there are a significant number of further primary locations to pursue in the play, our intention to shift our activities to the assessment of waterflood schemes and other pressure maintenance opportunities to increase recoveries from the current estimate of approximately two percent, and our plan that capital previously planned for the area will be directed to the Cardium and Viking as we continue to study the results of our recent aggressive three-year drilling program in the Spearfish area; under “Play Update – Carbonates”, our intention that for the remainder of 2013 our focus will be on the initiation of a waterflood pilot in the Otter area and preparation of integrated development programs across the Slave Point play for 2014 and beyond; and under “Play Update – Secondary Recovery”, our confidence in the potential to increase recoveries and create incremental value from the application of waterflood and other enhanced oil recovery schemes, our plan that over the balance of 2013 and into 2014 we will implement or expand waterfloods in the Cardium and Slave Point, and will evaluate waterflood application to the Viking and Spearfish, and our expectation that as we focus on enhancing value and capital returns by increasing resource recoveries, a higher portion of our future capital programs will include upfront waterflood investments.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 7

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; ; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 8

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2013	December 31, 2012

Assets
Current
Accounts receivable	$368	$364
Other	64	79
Deferred funding assets	118	187
Risk management	35	76

	585	706

Non-current
Deferred funding assets	250	238
Exploration and evaluation assets	669	609
Property, plant and equipment	10,869	10,892
Goodwill	2,020	2,020
Risk management	56	26

	13,864	13,785

Total assets	$14,449	$14,491

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$614	$764
Dividends payable	131	129
Current portion of long-term debt	63	5
Risk management	37	9

	845	907
Non-current
Long-term debt	3,062	2,685
Decommissioning liability	639	635
Risk management	32	35
Deferred tax liability	1,324	1,350
Other non-current liabilities	7	5

	5,909	5,617

Shareholders’ equity
Shareholders’ capital	9,067	8,985
Other reserves	79	97
Deficit	(606)	(208)

	8,540	8,874

Total liabilities and shareholders’ equity	$14,449	$14,491

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 9

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	2013	2012	2013	2012

Oil and natural gas sales	$746	$770	$1,442	$1,659
Royalties	(132)	(147)	(251)	(308)

	614	623	1,191	1,351

Risk management gain (loss)
Realized	(1)	4	7	(15)
Unrealized	34	363	(39)	300

	647	990	1,159	1,636

Expenses
Operating	214	255	431	528
Transportation	7	7	15	15
General and administrative	43	44	86	83
Restructuring	13	—	13	—
Share-based compensation	16	(30)	24	(13)
Depletion and depreciation	270	306	549	618
Gain on dispositions	—	(23)	—	(95)
Exploration and evaluation	—	—	—	1
Unrealized risk management (gain) loss	2	19	(3)	(23)
Unrealized foreign exchange loss	64	35	93	4
Financing	47	49	92	96
Accretion	11	10	22	21

	687	672	1,322	1,235

Income (loss) before taxes	(40)	318	(163)	401

Deferred tax expense (recovery)	—	83	(26)	107

Net and comprehensive income (loss)	$(40)	$235	$(137)	$294

Net income (loss) per share
Basic	$(0.08)	$0.50	$(0.28)	$0.62
Diluted	$(0.08)	$0.50	$(0.28)	$0.62
Weighted average shares outstanding (millions)
Basic	484.6	474.3	483.2	473.5
Diluted	484.6	474.4	483.2	473.6

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 10

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2013	2012	2013	2012

Operating activities
Net income (loss)	$(40)	$235	$(137)	$294
Depletion and depreciation	270	306	549	618
Gain on dispositions	—	(23)	—	(95)
Exploration and evaluation	—	—	—	1
Accretion	11	10	22	21
Deferred tax expense (recovery)	—	83	(26)	107
Share-based compensation	5	(30)	8	(18)
Unrealized risk management loss (gain)	(32)	(344)	36	(323)
Unrealized foreign exchange loss	64	35	93	4
Decommissioning expenditures	(7)	(15)	(25)	(39)
Change in non-cash working capital	(72)	23	(65)	(56)

	199	280	455	514

Investing activities
Capital expenditures	(112)	(329)	(539)	(989)
Property dispositions (acquisitions), net	29	19	38	341
Change in non-cash working capital	(112)	(131)	(94)	(139)

	(195)	(441)	(595)	(787)

Financing activities
Increase in bank loan	100	260	343	469
Issue of equity	—	—	2	3
Dividends paid	(104)	(99)	(205)	(199)

	(4)	161	140	273

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 11

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013	$8,985	$97	$(208)	$8,874
Net and comprehensive loss	—	—	(137)	(137)
Share-based compensation	—	8	—	8
Issued on exercise of options and share rights	28	(26)	—	2
Issued to dividend reinvestment plan	54	—	—	54
Dividends declared	—	—	(261)	(261)

Balance at June 30, 2013	$9,067	$79	$(606)	$8,540

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	294	294
Share-based compensation	—	17	—	17
Issued on exercise of options and share rights	21	(18)	—	3
Issued to dividend reinvestment plan	56	—	—	56
Dividends declared	—	—	(256)	(256)

Balance at June 30, 2012	$8,917	$94	$170	$9,181

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 12

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, August 8, 2013.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=662540&s=1&k=7C51AB755D519A86E91ACDD6834B5428

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 22, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 21336235, followed by the pound (#) key.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

PENN WEST EXPLORATION	2013 SECOND QUARTER RELEASE 13